Exhibit 99.1

FOR IMMEDIATE RELEASE

MELCO CROWN ENTERTAINMENT ANNOUNCES A 2015 STOCK REPURCHASE PROGRAM

MACAU, May 20, 2015 — Melco Crown Entertainment Limited (SEHK: 6883) (Nasdaq: MPEL) (“Melco Crown Entertainment” or the “Company” or “We”), a developer, owner and operator of casino gaming and entertainment resort facilities in Asia, announced today that its Board of Directors has authorized a 2015 stock repurchase program following the expiry of the 2014 share repurchase mandate and the grant of the 2015 share repurchase mandates by the shareholders at the Company’s annual general meeting held on May 20, 2015. Under the 2015 stock repurchase program, the Company is authorized to carry out on-market repurchases of up to an aggregate of US$500 million of their trading value from May 20, 2015 to the conclusion of the next annual general meeting of the Company in 2016 or the revocation or variation of such 2015 share repurchase mandates by shareholders of the Company in general meeting.

Under the stock repurchase program, the Company is authorized to repurchase, from time-to-time, shares of its outstanding common stock in the open market. The timing and amount of share repurchases will be determined by the Company’s management team based upon its evaluation of market conditions and other factors. The stock repurchase program may be suspended, modified or discontinued at any time, and the Company has no obligation to repurchase any amount of its common stock under the program. The Company intends to make all repurchases and to administer the plan in accordance with applicable United States, Cayman Islands and Hong Kong laws, the memorandum and articles of association of the Company and regulatory guidelines, including, without limitation, Rule 10b-18 of the Securities Exchange Act of 1934, as amended, from time to time.

Melco Crown Entertainment Limited

Incorporated in the Cayman Islands with limited liability

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Resorts Limited (“Crown”). Melco is a listed company on the Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the Chief Executive Officer of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

For investment community, please contact:

Ross Dunwoody
Vice President, Investor Relations
Tel: +853 8868 7575 or +852 2598 3689
Email: rossdunwoody@melco-crown.com

For media enquiries, please contact:

Maggie Ma
Head of Corporate Communications
Tel: +853 8868 3767 or +852 3151 3767
Email: maggiema@melco-crown.com